UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 30, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ___)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-           .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: 30 July, 2009

Q2 2009 Production ReportJuly 30, 2009Bonikro, Côte d’Ivoire
Forward looking statementsThis presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”).Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved.The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.This presentation is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.c om or on the company announcements page of the ASX www.asx.com.au. Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s operations, please refer to the Lihir Gold Limited (TSX:LGG) NI 43-101 Technical Reports available on SEDAR (www.sedar.com). Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at http://www.sec.gov/edgar.shtml.1

Group highlights• Record half year gold production of 612,000ozOperation June Qtr 09 March Qtr 09 June Half 09 Lihir Island, PNG 219,436 246,711 466,147 Mt Rawdon, QLD 28,952 25,500 54,452 Bonikro, Cote d’Ivoire* 43,607 40,100 83,707 Ballarat, VIC 2,029 5,687 7,716 Total 294,024 317,998 612,022*Bonikro production reported on a 100% basis• MOPU project on schedule and on budget• Promising results continue from Côte d’Ivoire exploration• Ballarat sale process commenced• Group total cash costs $368/oz (excl Ballarat)
Record half year gold production(Kozs)612 566294 Q2376 315 326 316183169177318 Q1 250 193 157 139H1 07 H2 07 H1 08 H2 08 H1 092

Quarterly gold production(Kozs)315 318294Ballarat (2 kozs) Mt Rawdon (29 kozs)250Bonikro (44 kozs)177139
Lihir Island (219 kozs)Q1 08 Q2 08 Q3 08 Q4 08 Q1 09 Q2 09Lihir Island quarterly production(Kozs)247 247216 219170 139Q1 08 Q2 08 Q3 08 Q4 08 Q1 09 Q2 093

Flotation boosts autoclave feed gradeLihir Island, A/C feed grade (g/t), quarterly7.3 7.16.76.1 1. 3 1. 6 Incremental impact of 1. 3 flotation on 5.4 A/C feed grade.1. 24.8 4.81. 1 0 . 50 . 85 . 8 Average grade of 5 . 75 . 4 ore milled4 . 9 4 . 3 4 . 3 4 . 0Q4 0 7 Q1 0 8 Q2 0 8 Q3 0 8 Q4 0 8 Q1 0 9 Q2 0 9
Crusher throughputs rising(Monthly, tonnes)700,000 600,000 500,000 400,000 300,000 200,000 100,0000Jun- Dec- Jun- Dec- Jun- Dec- Jun- Dec- Jun- Dec- Jun- Dec- Jun- Dec- Jun- Dec- Jun- Dec- Jun- Dec- Jun- Dec- Jun-98 98 99 99 00 00 01 01 02 02 03 03 04 04 05 05 06 06 07 07 08 08 094

Autoclave throughputTonnes per hour per autoclave (annual average)225 200 175 150 1251001998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 (ytd)
Healthy margins maintained(Lihir Island, US$/oz)900 910 922 Cash price realised 865 813306327 454390 545 Cash margin17712761 12362 Costs deferred417 411362 345 Total Cash Costs303Q208 Q3 08 Q4 08 Q1 09 Q2 095

Million Ounce Plant Upgrade• Project remains on schedule and budget • $210 million expenditure committed to date• Preparatory work commenced• 70MW Interim Power Station approved. Expected cost $160 million

Bonikro continues strong performance


Gold grade (g/t)
2.19
2.31
2.42
Q4 08
Q1 09
Q2 09


Gold production (kozs)
36.7
40.1
43.6
Q4 08
Q1 09
Q2 09

Production is 100% basis, of which 90% is attributable to LGL

Côte d’Ivoire regional exploration • 68,000 metres of drillingTehini• 17 target areas across the Bassawa countryFetekro More than 50,000 assays•Oumé Didievi • Exploration focus on establishing satellite deposits within trucking Bonikro Hiré distance of Bonikro
Bonikro near mine explorationOumé M&I Resources (Kozs)Deposits 1399151 koz inferred 1170 1050Hiré DepositsBonikro 352 koz indicated 1.05 moz M&I 148 koz inferred 300 koz inferredJun 07 Jun 08 Dec 08• Hiré pre-feasibility study commenced7

Bonikro Deeps TargetCurrent Pit
Bonikro Deeps TargetMaficsMeasured and Indicated ResourceInferred ResourceFelsic Intrusion Bonikro Design Pit (USD 400/oz)M&I Resource Optimised Shell (USD 700/oz) Total Resource Optimised Shell (USD 700/oz)8

Mt Rawdon consistent resultsGold grade (g/t)1.19 1.03 1.09 0.92Q3 08 Q4 08 Q1 09 Q2 09Gold production (kozs)29.0 25.0 25.5 23.8Q3 08 Q4 08 Q1 09 Q2 09
Ballarat sale process commenced• Review concluded annual production unlikely to exceed 100 koz• Operation did not fit within LGL portfolio• Staff levels reduced to 100• Sale planned by early 20109

Globally competitive cash costs(US$/oz)Industry average $437 Cash costs Mar Qtr 09+462417 412353 368* 332*Q1 08 Q208 Q3 08 Q4 08 Q1 09 Q2 09Note: Periods prior to Q3 2008 represent Lihir Island only. * Excludes Ballarat. + Source: Macquarie Bank
Full year outlook(Kozs)• Increasing gold production• Total cash costs below $400/oz• Debt free, cash in the bank 1.0 — 1.2m• Completely un-hedged Bonikro 882 Mt Rawdon Ballarat 701 651 596 Lihir Island2005 2006 2007 2008 2009Figures include 100% of Bonikro production, of which 90% is attributable to LGL10

www.LGLgold.com• LGL Competent Person Statement• The information in this report that relates to Exploration Results and Mineral Resources at Lihir, Côte d’Ivoire, and Mt Rawdon is based on information compiled by Mr Roy Kidd.• Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. • The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr David Grigg.• David Grigg is employed by Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears. • The information in this report that relates to Ore Reserves for the Bonikro and Mt Rawdon projects was compiled by Mr Morgan Hart. • Mr Hart is a member of The Australian Institute of Mining and Metallurgy and was a full time employee of Equigold NL at the time Resource Estimates were made. Mr Hart has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Morgan Hart consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.• The information in this report that relates to Exploration Results and Mineral Resources for the Ballarat project was compiled by Mr Brad Cox.• Brad Cox is a member of The Australian Institute of Mining and Metallurgy and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Group Resource Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Mr Cox has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Brad Cox consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.11